SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number #0-16148

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Multi-Color Corporation

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Multi-Color Corporation

425 Walnut Street, Suite 1300

Cincinnati, Ohio 45202

Multi-Color Corporation 401(k) Savings Plan

Financial Statements

As of December 31, 2004 and 2003 and for the year ended December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Multi-Color Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Multi-Color Corporation 401(k) Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Cincinnati, Ohio

September 19, 2005

Multi-Color Corporation 401(k) Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
ASSETS	2004	2003
Investments:
Cash and cash equivalents	$587,831	$613,942
Common stock	2,433,590	2,311,522
Mutual funds	7,325,728	5,852,727
Common collective funds	—	208,808
Participant loans	632,268	499,655

Total investments	10,979,417	9,486,654

Contributions receivable - employee	36,542	55,967
Contributions receivable - employer	14,268	18,623
Unallocated loan repayments	—	9,711

	50,810	84,301

Net assets available for plan benefits	$11,030,227	$9,570,955

The accompanying notes are an integral part of the financial statements.

Multi-Color Corporation 401(k) Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN

BENEFITS

For the year ended December 31, 2004

Additions to net assets attributed to:
Employee contributions	$1,225,584
Employer contributions	447,084
Rollover contributions	114,481
Dividend and interest income	179,370
Net appreciation in fair value of investments	664,560

Total additions	2,631,079

Deductions to net assets attributed to:
Benefits paid	1,162,872
Administrative expenses	8,935

Total deductions	1,171,807

Net increase	1,459,272

Net assets available for plan benefits:
Beginning of year	9,570,955

End of year	$11,030,227

The accompanying notes are an integral part of this financial statement.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A – SUMMARY OF ACCOUNTING POLICIES

A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

1. Plan Description

The Multi-Color Corporation 401(k) Savings Plan (the Plan) is a defined contribution profit sharing plan. The following summary of the Plan is provided for informational purposes and reference should be made to the Plan document for a more complete description. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General - The Plan became effective on April 1, 1994 and covers substantially all full-time employees of Multi-Color Corporation (the Company) not covered under a bargaining unit agreement. The Plan allows participating employees to make voluntary contributions on a before tax basis (voluntary contributions) subject to limitations under the Plan and the Internal Revenue Code. Participants may also make rollover contributions from other qualified defined benefit or contribution plans. The Plan also provides for a discretionary employer matching contribution (matching contribution) that is currently at one-half the voluntary contribution up to 6%. The Company may also make additional discretionary contributions to the Plan (discretionary contributions), of which there were none in 2004.

Participant Accounts - Each participant’s account is credited with the participant’s voluntary contribution, the Company’s matching and discretionary contributions (if any), allocations of participants’ forfeitures, and Plan earnings and charged with withdrawals, as applicable, and Plan losses. Plan earnings are allocated based on account balances; matching contributions are based on voluntary contributions; and discretionary contributions are allocated based on compensation.

Vesting - Participants are fully vested in their voluntary contributions and the earnings thereon. Vesting in the remainder of the account is based on a graduated scale that allows for full vesting after four years of credited service in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2004 and 2003

NOTE A – SUMMARY OF ACCOUNTING POLICIES (continued)

1. Plan Description (continued)

Loan Provisions - Participants may borrow funds from the vested portion of their account. The maximum loan amount available to an eligible participant is 50% of the vested account balance; however, the total amount borrowed at any time from the participant’s account is subject to stipulated limitations. Participant loans bear interest at the market rate as determined by the Plan administrator.

Payment of Benefits - Participant’s become eligible for benefit payments upon retirement, termination, disability or death. Upon separation of service from the Company, a participant’s benefits become payable immediately for participants with account balances less than $5,000. Benefits to participants with account balances greater than $5,000 are payable upon participant election.

Expenses of the Plan - The Company provides administrative services at no cost to the Plan. If not paid by the Company, other administrative and investment expenses are paid by the Plan.

Forfeitures – Forfeitures are allocated annually to the participants at the plan year end. Forfeitures to be allocated at December 31, 2004 were approximately $26,000.

2. Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”).

3. Use of Estimates in Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2004 and 2003

NOTE A – SUMMARY OF ACCOUNTING POLICIES (continued)

4. Investment Valuations and Income Recognition

The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Units of the common collective funds were valued at net asset value as of December 31, 2003. Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on ex-dividend date. Capital gain distributions are included in dividend income.

NOTE B – INVESTMENTS

Participants direct their account balances to be invested into one or more different investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

The investment options available during 2004 include the following:

Blackrock Money Market Fund – The Fund invests in high-quality, short-term money market securities.

Janus Advisor Balanced Fund – The Fund normally invests 40%-60% of its assets in securities selected primarily for their growth potential and 40%-60% of its assets in securities selected primarily for their income potential. The fund will normally invest at least 25% of its assets in fixed income securities. It seeks long-term capital growth, consistent with preservation of principal and balanced by current income.

American Century Strategic Allocation Aggressive Fund—The Fund emphasizes investment in equity securities but maintains a portion of its assets in bonds and cash-equivalent securities. The Fund’s equity investments are diversified among small, medium and large companies, while the debt securities are in both U.S. and foreign currencies. It seeks long-term growth with a small amount of regular income.

Janus Advisor International Fund – The Fund normally invests at least 80% of its total assets in securities of issuers from at least five different countries, excluding the United States. It seeks long-term capital growth.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2004 and 2003

NOTE B – INVESTMENTS (continued)

Blackrock Index Equity Fund – The Fund invests all of its assets indirectly, through the U.S. Large Company Series (the Index Master Portfolio) of the DFA Investment Trust Company, in the stocks of the S&P 500 Index using a passive investment style that seeks to replicate the returns of the S&P 500 Index. The Index Master Portfolio normally invests at least 95% of its total assets in substantially all of the S&P 500 Index in approximately the same proportion as they are represented in the Index. It seeks long-term capital appreciation.

Blackrock Managed Income Fund – The Fund invests primarily in investment grade bonds that allow it to maintain an average portfolio duration that is within +/- 20% of the Lehman Brothers Aggregate Index. The fund normally invests at least 80% of its assets in bonds and only buys securities that are rated investment grade at the time of purchase by at least one major rating agency or are determined by the management team to be of similar quality. The fund may invest up to 10% of its assets in bonds of foreign issuers. The fund management team selects bonds from several categories including: U.S. Treasuries and agency securities, commercial and residential mortgage-backed securities, asset-backed securities, and corporate bonds. Securities are purchased when the fund management team determines that they have the potential for above-average current income. It seeks current income consistent with the preservation of capital.

American Century Equity Growth Fund – The Fund invests at least 80% of the assets in equity stocks, primarily in the largest 1,500 companies (ranked by quantitative computer-driven models) traded in the United States. It seeks capital appreciation.

Fidelity Advisor Mid-Cap Fund – The Fund normally invests at least 80% of the assets in securities of companies with medium market capitalization (defined as those whose market capitalization is similar to the market capitalization of companies in the Russell Midcap Index or S&P Midcap 400). It seeks long-term growth of capital.

Multi-Color Liquidity Fund – This is a money market fund to hold contributions until shares of Company stock are purchased.

Multi-Color Stock – This is an investment directly in common stock of the Company.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2004 and 2003

NOTE B – INVESTMENTS (continued)

The following investments are in excess of five percent of net assets available for Plan benefits as of December 31:

	2004	2003
Participants loans	$632,268	$499,655
Fidelity Advisor Mid-Cap Fund (110,730 and 101,523 units respectively)	2,792,626	2,275,134
Janus Advisor Balanced Fund (43,316 and 47,048 units respectively)	1,090,260	1,109,860
Blackrock Money Market Fund (431,718 and 461,360 units respectively)	587,831	613,942
Blackrock Index Equity Fund (61,470 and 61,110 units respectively)	1,421,180	1,300,415
Blackrock Managed Income Fund (61,981 and 54,718 units respectively)	643,363	569,614
Multi-Color Corporation Common Stock (137,491 and 134,001 shares respectively)	2,433,590	2,311,522
American Century Equity Growth Fund (26,787 and 17,343 units respectively)	591,182	339,755

During 2004, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Mutual funds	$643,293
Common stock	21,267

Total	$664,560

PNC Bank is the trustee of the Plan and also manages certain funds in which assets are invested at December 31, 2004 and 2003. The Plan also invests in Multi-Color Corporation common stock. Multi-Color Corporation is the plan sponsor. These transactions therefore qualify as party-in-interest.

NOTE C – PRIORITIES UPON TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, participants will become fully vested in their accounts. The Plan is not covered by the Pension Benefit Guaranty Corporation.

NOTE D –TAX STATUS

Effective January 1, 1999, the Company amended the Plan by adopting the PNC Bank Prototype Plan. The Prototype Plan has obtained a determination letter dated November 21, 2001 in which the Internal Revenue Service stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL INFORMATION

Multi-Color Corporation 401(k) Savings Plan

EIN 31-1125853 Plan No 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i-

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current value

*	Blackrock Money Market Fund	Cash and cash equivalent	$587,831
	Janus Advisor Balanced Fund	Mutual fund	1,090,260
	Janus Advisor International Fund	Mutual fund	520,250
*	Blackrock Index Equity Fund	Mutual fund	1,421,180
*	Blackrock Managed Income Fund	Mutual fund	643,363
	American Century Equity Growth Fund	Mutual fund	591,182
	American Century Strategic Allocation Aggressive Fund	Mutual fund	265,847
	Fidelity Advisor Mid-Cap Fund	Mutual fund	2,792,626
*	Multi-Color Liquidity Fund	Mutual fund	1,020
*	Multi-Color Corporation	Common stock	2,433,590
*	Participant Loans	Interest rates ranging from 4.00% to 10.50%, maturing through 2009	632,268

			$10,979,417

*	Indicates party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Multi-Color Corporation 401(k) Savings Plan

Date: October 20, 2005	By:	/s/ Dawn H. Bertsche
Dawn H. Bertsche Senior Vice President Finance, Chief Financial Officer and Secretary